[AmTrust Financial Services, Inc. Letterhead]

October 13, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-3 File No. 333-169520

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmTrust Financial Services, Inc. (the “Registrant”), a Delaware corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-169520) (the “Registration Statement”) to 3:00 p.m., Washington D.C. time, on October 15, 2010, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter.

Sincerely,

/s/ Stephen B. Ungar
Stephen B. Ungar
General Counsel and Secretary

cc:	Rose Zukin, Securities and Exchange Commission Imran Makda, BDO USA, LLP Thomas A. Aldrich, Thompson Hine LLP